                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549


                                 SCHEDULE 13D
                  Under the Securities Exchange Act of 1934
                             (Amendment No.  )


                      City National Bancshares Corporation
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                               (Name of Issuer)


                     COMMON STOCK, PAR VALUE $10 Per Share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   178002101
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                                (CUSIP Number)

                 Charles Rubin, President, READY Grants, Inc.,
          310 South Street, Morristown, New Jersey 07960  973-540-9148
--------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                                  July 1, 2003
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           (Date of Event Which Requires Filing of This Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

    NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.


---------------
    * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 178002101
         ---------------------
 ----------------------------------------------------------------------------

   1.     Names of Reporting Persons
          I.R.S. Identification Nos. of above persons (entities only). READY Grants IRS ID No. 22-3175486

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   2.     Check the Appropriate Box if a Member of a Group (See Instructions)
          (a)  [ ]
          (b)  [ ]

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   3.     SEC Use Only

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   4.     Source of Funds (See Instructions)                      O.O

 ----------------------------------------------------------------------------

   5.     Check if Disclosure of Legal Proceedings Is Required Pursuant
          To Items 2(d) or 2(e)
          [ ]
 ----------------------------------------------------------------------------

   6.     Citizenship or Place of Organization                    New Jersey

 -----------------------------------------------------------------------------
                        7.     Sole Voting Power                  9,230
  Number of
  Shares              --------------------------------------------------------
  Beneficially          8.     Shared Voting Power
  Owned by
  Each                --------------------------------------------------------
  Reporting             9.     Sole Dispositive Power             9,230
  Person With
                      --------------------------------------------------------
                       10.     Shared Dispositive Power

                      --------------------------------------------------------
                       11.     Aggregate Amount Beneficially Owned by Each
                               Reporting Person                    9,230

 -----------------------------------------------------------------------------

  12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
          [ ]
 -----------------------------------------------------------------------------

  13.     Percent of Class Represented by Amount In Row (11)       6.9%*

 -----------------------------------------------------------------------------

  14.     Type of Reporting Person (See Instructions)              CO

 -----------------------------------------------------------------------------

--------------

* Based on 124,544 shares outstanding as of May 8, 2003 according to the Form 10-Q for City National Bancshares for the quarter ended March 31, 2003 plus 8,550 shares issued on July 1, 2003 upon conversion of the debenture held by the Reporting Person.

--------------------------------------------------------------------------------

ITEM 1.    SECURITY AND ISSUER

           This statement relates to the Common Stock, $10 par value ("Common Stock") of City National Bancshares Corporation ("City National").

           The principal executive offices of City National are presently located at 900 Broad Street, Newark, New Jersey 07102.

ITEM 2.    IDENTITY AND BACKGROUND

           The Reporting Person is READY Grants, Inc. ("READY Grants").

           READY Grants is a nonprofit corporation organized under the laws of the State of New Jersey. READY Grants is operated for the benefit of Rigorous Educational Assistance for Deserving Youth and is an organization determined to qualify under 501(c)(3) of the Internal Revenue Code of 1986, as amended.

           The principal business address of READY Grants is 310 South Street, Morristown, New Jersey 07960.



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           See Attachment I for background information on the executive officers and trustees of READY Grants.

           Neither the Reporting Person nor any of the persons listed on Attachment I, during the last five (5) years, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

           Neither the Reporting Person nor any of the persons listed on Attachment I, during the last five (5) years, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

           The Reporting Person acquired the Common Stock upon the mandatory conversion of a Debenture due July 1, 2003 in principal amount on the date of conversion of $153,900 at a conversion price of $18 per share.

ITEM 4.    PURPOSE OF TRANSACTION

           In December 1992, the Reporting Person made an investment in City National in the amount of $300,000 in exchange for 4,880 shares of common stock and a Debenture due July 1, 2003 in aggregate principal amount of $226,800. The Common Stock acquired from City National from time to time is distributed to certain students from supported organizations, predominately inner city high schools in Newark, New Jersey, upon graduation from high school. Each graduating student receives 30 shares of stock. In 1999 and 2002, in order to fulfill grants to graduating high school students, $72,900 principal amount of the Debenture was converted at $18 per share. As of July 1, 2003, there are 103 students remaining in grades 8-12 eligible for a common stock grant upon graduation. If each student graduates, 3,090 shares (103 students times 30 shares each) will be distributed and READY Grants will retain 6,140 shares.

           According to the Form 10-K for City National for the year ended December 31, 2002, the Common Stock is traded over-the-counter. No price quotations are currently published, nor is any market maker executing trades. The last trade effected by a market maker was unsolicited and occurred on November 2, 1990. City National has historically offered to repurchase the Common Stock from grant recipients.

           Neither the Reporting Person nor any person listed on Attachment I have any plans of the type required to be described under Item 4 section (b) through (j) of Schedule 13D.

ITEM 5.    INTERESTS IN SECURITIES OF THE ISSUER

           As of July 1, 2003, the Reporting Person had an interest in the securities of the issuer as follows:

           Name: READY Grants, Inc.

           No. of Shares: 9,230 shares of Common Stock

           Voting Power: Sole

           Disposition Power: Sole

           Aggregate Percent Beneficially Owned: 6.9%*

           During the past 60 days, the Reporting Person has not engaged in any transactions of the Issuer's securities.

           *Based on 124,544 shares outstanding as of May 8, 2003 according to the Form 10-Q for City National Bancshares for the quarter ended March 31, 2003 plus 8,550 shares issued on July 1, 2003 upon conversion of the debenture held by the Reporting Person.

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           See Attachment I for information as to securities ownership of the executive officers and trustees of READY Grants.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

           None.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

           None.



                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  July 15, 2003                             READY Grants, Inc.

                                                  By: /s/Charles Rubin
                                                     -------------------
                                                     Charles Rubin
                                                     President


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                                  Attachment I


-----------------------------------------------------------------------------------------------------------------------------
NAME             | TRUSTEES AND | NAME & ADDRESS | NUMBER OF    | PERCENTAGE OF | NUMBER OF   | NUMBER OF    | TRANSACTIONS
ADDRESS          | OFFICER      | OF CORPORATE   | SHARES       | SHARES OWNED  | SHARES AS   | SHARES AS    | IN ISSUER
CITIZENSHIP      |              | EMPLOYER       | BENEFICIALLY |               | TO WHICH    | TO WHICH     | SECURITIES IN
                 |              |                | OWNED        |               | SOLE POWER  | SHARED POWER | LAST 60 DAYS
                 |              |                |              |               | TO VOTE AND | TO SELL AND  |
                 |              |                |              |               | SELL        | VOTE         |
-----------------|--------------|----------------|--------------|---------------|-------------|--------------|---------------
William S. Walsh | Trustee      | McGuggan LLC   |              |               |             |              |
365 South St.    |              | 365 South St.  |     0        |      0%       |     0       |       0      |      None
Morristown, NJ   |              | Morristown, NJ |              |               |             |              |
07960            |              |                |              |               |             |              |
US               |              |                |              |               |             |              |
-----------------|--------------|----------------|--------------|---------------|-------------|--------------|---------------
Charles Rubin    | Trustee and  | Amelior        |     0        |      0%       |     0       |       0      |      None
310 South St.    | President    | Foundation     |              |               |             |              |
Morristown, NJ   |              | 310 South St.  |              |               |             |              |
07960            |              | Morristown, NJ |              |               |             |              |
US               |              |                |              |               |             |              |
-----------------|--------------|----------------|--------------|---------------|-------------|--------------|---------------
Saul Cooperman   | Trustee      | Retired        |     0        |      0%       |     0       |       0      |      None
c/o 310 South St.|              |                |              |               |             |              |
Morristown, NJ   |              |                |              |               |             |              |
07960            |              |                |              |               |             |              |
US               |              |                |              |               |             |              |
-----------------------------------------------------------------------------------------------------------------------------